Exhibit 99.2

Adira Energy Ltd.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the year ended December 31, 2016

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the year ended December 31, 2016, which has been prepared on the basis of information available up until April 25, 2017. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, together with the notes thereto, available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted. This MD&A is dated, April 25, 2017.

Forward-Looking Statements

This MD&A (including, without limitation, the sections discussing Adira’s Financial Conditions and Results of Operations) contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

Business overview and Significant Developments during the period

Adira was initially incorporated as an oil and gas exploration company with a focus on early-stage exploration in the State of Israel. The focus of the Company has changed as detailed below. The Company’s current trading symbol on the TSX Venture Exchange (the “Exchange”) is “ADL”. The Company also trades on the OTC Bulletin Board with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “OAM1”.

Letter of Intent

Given the increasing challenging market conditions for oil and gas exploration throughout 2015 and 2016, our Company’s management had been looking for additional business opportunities.  On November 5, 2015, the Company and SMAART Holdings Inc. (“SMAART”) and the shareholders of SMAART entered into a letter of intent (the “LOI”) pursuant to which SMAART and Adira will complete a transaction (the “Transaction”), pursuant to which the resulting corporation (the “Resulting Issuer”) will continue to be listed on the TSX Venture Exchange (the “TSXV”).

SMAART is a British Columbia based corporation that owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following active subsidiaries:

(i)
Empower Healthcare Corporation (“EHC”) is an Oregon based corporation that provides physician services to patients. EHC focuses on pain management services and is a pioneer in the recommendation of cannabis based products to its patients.

(ii)	The Hemp & Cannabis Company (“THCC”) is an Oregon corporation. THCC owns and leases real estate that was used to cultivate cannabis with state licenses in both Oregon and Washington.

(iii)	SMAART Inc. is an Oregon corporation that provides administrative services to SMAART owned companies.

The Transaction is subject to a number of conditions typical in a transaction of this nature, including without limitation, the approval by at least 66 2/3% of the votes cast by Adira shareholders at a special meeting of Adira shareholders to approve the Transaction and the approval of the TSXV. On closing of the Transaction, it is expected that current shareholders of Adira will own 10% of the Resulting Issuer, while the current shareholders of SMAART will own the remaining 90%.

In addition, SMAART will complete a financing to close concurrently with the completion of the Transaction. Such funds will be available as working capital for the Resulting Issuer.

The Board of Directors of the Resulting Issuer will initially consist of seven directors, five of which shall be nominated by SMAART and two of which shall be nominated by Adira.

Capital Expenditures and Divestitures

During the year ended December 31, 2016, the Company did not incur any capital expenditures and did not dispose of property and equipment.

The Company's currently has no planned capital expenditures for the next twelve months.

Selected Annual Information
The following table includes selected financial information for the year ended December 31, 2016, and the two prior financial years:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands, except per share data

Revenues	$-	$-	$-

Net (loss) profit and comprehensive (loss) profit for the period	$(215)	$(269)	$735

Basic and diluted net (loss) profit per share	$(0.01)	$(0.02)	$0.06

Total assets	$52	$163	$409

Total liabilities	$341	$237	$223

Dividends	-	-	-

The Company has provided details of the above mentioned movements under the headings “Discussion of Operations,” “Summary of Quarterly Results,” “Liquidity,” and “Capital Resources,” herein.
Additional Disclosure for Venture Issuers without Significant Revenues:
	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands

Capitalized and expensed Exploration costs	$-	$-	$-
General and administrative expenses (including share based compensation)	$268	$349	$602

Discussion of Operations

The following is a discussion of the results of operations which have been derived from the consolidated financial statements of the Company for the year ended December 31, 2016:

	Year ended December 31,
	2016	2015	2014
	U.S. dollars in thousands, except per share data

Revenues and other income	-	-	-

Expenses:
General and administrative expenses	268	349	602
Gain on settlement of accounts payable and others payables	-	(25)	(1,374)

Total expenses	268	324	(772)

Operating (loss) profit	(268)	(324)	772

Financing income	-	-	-
Gain (loss) on foreign exchange	8	(23)	(37)
Gain on revaluation of warrant liability	45	78	-

Profit (loss) before income taxes	(215)	(269)	735
Income taxes	-	-	-

Net profit (loss) and comprehensive profit (loss)	(215)	(269)	735

Basic and diluted net profit (loss) per share attributable to equity holders of the parent	(0.01)	(0.02)	(0.06)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	17,112,022	15,439,508	12,158,302

Consolidated results of operations for the year ended December 31, 2016 compared to the year ended December 31, 2015.
General and Administrative Expenses
For the year ended December 31, 2016, general and administrative expenses amounted to $217 thousand as compared to $349 thousand for year ended December 31, 2015. The decrease in general and administrative expenses in 2016 resulted primarily from the continued significant reduction in compensation to officers of the Company.
Gain on settlement of accounts payable and others payables
For the year ended December 31, 2016 the Company recorded a gain on settlement of $Nil as compared to $25 thousand for year ended December 31, 2015. The amount in 2015 was from settlement agreements reached with suppliers which were lower than the obligations recorded as of December 31, 2014.
Financing Income/Expense and Gain on Foreign Exchange
For the year ended December 31, 2016, gain on foreign exchange was $8 thousand as compared to a loss of $23 thousand for the year ended December 31, 2015.  The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of its monetary assets are held in Canadian, however, the Company inures expenditures in NIS, US Dollars and Canadian dollars. The Company has not hedged its exposure to currency fluctuations.
The gain on revaluation of warrant liability for the year ended December 31, 2016 was $45 as compares to $78 thousand for the year ended December 31, 2015 and results from the warrants issued in May 2015 that are denominated in Canadian dollars, while our functional currency is US dollars; therefore the fair value of the warrants are classified as a financial liability which is re-measured to fair value at the end of each period.  The changes in fair value are included in gain on revaluation of warrant liability.
Net Loss
The Company reported a net loss and comprehensive loss for the year ended December 31, 2016 of $215 thousand as compared to $269 thousand for year ended December 31, 2015. The losses in 2016 and 2015 is as a result of the Company incurring general and administrative expenses with no corresponding income.
Inflation
During the years ended December 31, 2016 and 2015, inflation has not had a material impact on our operations.
Summary of Quarterly Results

	Quarter ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(147)	(19)	(29)	(20)
Net Profit (loss) per share*	$(0.01)	(0.00)	(0.00)	(0.00)
*Attributable to equity holders of the Company, post share consolidation

	Quarter ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
	U.S dollars in thousands, except per share data
Revenues	$-	-	-	-
Net Profit (loss)	$(16)	(20)	(155)	(78)
Net Profit (loss) per share*	$(0.00)	(0.00)	(0.01)	(0.01)
*Attributable to equity holders of the Company, post Consolidation

Net profit (loss) per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. During each of the quarters of 2015 and 2016 the Company recorded losses as a result of general and administration expenses incurred. The level of such expenses decreased during the quarters as the Company reduced its expenses.

Liquidity

Liquidity is a measure of a company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $34.3 million as of December 31, 2016 ($34.1 million as of December 31, 2015), and the Company had negative cash flows from operations of $105 thousand during the year ended December 31, 2016 (negative cash flows of $391 thousand during the year ended December 31, 2015). The ability of the Company to continue as a going concern depends upon the ability of the Company to complete the transaction with SMAART and complete obtain financing to continue our operations.

There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements.
Year ended December 31, 2016 compared to year ended December 31, 2015
During the year ended December 31, 2016, the Company’s overall position of cash and cash equivalents decreased by $105 thousand. This decrease in cash can be attributed to the following activities:
The Company’s net cash used in operating activities during the year ended December 31, 2016 was $105 thousand as compared to $391 thousand for the year ended December 31, 2015. This decrease is primarily as a result of an increase in accounts payable.
Cash used in investing activities during the year ended December 31, 2016 was $Nil as compared $15 thousand during the year ended December 31, 2015. The cash provided in 2015 relates primarily to the granting of a loan receivable in the amount of $25 thousand to Smaart as part of the Transaction, off-set by the decrease of restricted cash during the year.
Cash provided by financing activities for the year ended December 31, 2016 was Nil as compared to $196 thousand during the year ended December 31, 2015. The cash provided in 2015 is as a result of the completion of a private placements of shares.

Capital Resources
At December 31, 2016, the Company’s cash and cash equivalents were $19 thousand (December 31, 2015 - $124 thousand). The majority of this balance is being held in Canadian Dollars. Our working capital at December 31, 2016 was negative $171 thousand as compared to negative $38 thousand at December 31, 2015. The Company decreased its working capital as a result of a large increase in accounts payable. Subsequent to the year-end a significant service provider has agreed to accept settle their accounts payable balance in the amount $155 in return for shares to be issued as part of the SMAART transaction.

Commitments

The Company’s share of the remaining contractual commitments as of December 31, 2016.

Disclosure of Outstanding Share Data

As of the date hereof, the Company has 17,112,022 common shares outstanding, 4,820,000 warrants outstanding and 236,000 outstanding options granted to directors, officers and employees.

Management of Capital
The Company currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.
The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.
The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, the availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.
Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.
Off-Balance Sheet arrangements
See “Commitments” above.
Transactions with Related Parties
No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:
During the year ended December 31, 2016, the Company incurred $6 thousand in advisory fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $58 thousand during the year ended December 31, 2015.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Compensation to directors and key management personnel:
The CEO, CFO, and V.P. Business Development, and the directors are considered key management personnel.
	Year ended December 31,
	2016	2015	2014

Short-term employee benefits	$-	$38	$212
Share-based compensation	-	1	22
	$-	$39	$234

Number of people	2	2	2

Benefits in respect of key management persons (including directors) who are not employed by the Company:

	Year ended December 31,
	2016	2015	2014

Board of directors fees	$5	$45	$38

Number of people	3	3	3

Critical Accounting Policies and Estimates

Our results of operation and financial condition are based on our consolidated financial statements, which are presented in accordance with IFRS. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Share-based payment transactions;
•	Impairment of financial assets; and
•	Warranty liability

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. Fair value measurement of all options and warrants granted is determined using an appropriate pricing model. As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the movement in the cumulative expense recognized at the end of the reporting period. No expense is recognized for awards that do not ultimately vest.

Impairment of financial assets

At the end of each reporting period, the Company assesses whether there is objective evidence of impairment of a financial asset or group of financial assets carried at amortized cost.

As of the date hereof, there is objective evidence of impairment of debt instruments and receivables as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. The amount of the loss recorded in profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset's original effective interest rate (the effective interest rate computed at initial recognition). If the financial asset has a variable interest rate, the discount rate is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account (see allowance for doubtful accounts above). In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, up to the amount of any previous impairment, is recorded in profit or loss.

Warranty liability

As the warrants have an exercise and presentational price denominated in Canadian dollars which differs from the Company’s functional currency they do not qualify for classification as equity.  These warrants have been classified as a warrant liability and are recorded initially at fair value and revalued at each reporting date, using the Black Scholes valuation model.  Changes in fair value for each year are included in comprehensive profit and loss for the year.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

There were no changes to the Company’s internal controls over financial reporting during the year ended December 31, 2016, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2016, the Company evaluated its disclosure controls and procedures and internal control over financial reporting, as defined by the Canadian Securities Administrators. These evaluations were carried out under the supervision of and with the participation of management, including the Company’s chief financial officer. Based on these evaluations, the chief financial officer concluded that the design of these disclosure controls and procedures and internal control over financial reporting were effective.

Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Financial assets and liabilities	Classification
Cash and cash equivalents Other receivables Loan receivables Trade payables Accrued liabilities Warrant liability	Loans and receivables Loans and receivables Loans and receivables Other financial liabilities Other financial liabilities Fair value through profit and loss

The carrying values of cash and cash equivalents, restricted deposits, other receivables, loan receivable, trade payables, accounts payable and accrued liabilities and warrant liability approximate their fair values due to the short-term maturity of these financial instruments.

Risks and Uncertainties

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents and restricted deposits, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality Israeli and Canadian financial institutions. Concentration of credit risk exists with respect to the Company's cash and cash equivalents, other receivables and prepaid expenses and loans receivable. The Company’s exposure as at December 31, 2016 and 2015 was for $52 and $163 respectively, which consisted of $19 (2015 - $124) in cash held in bank accounts, $8 (2015 - $14) in other receivables and prepaid expenses and $25 in loan receivables (2015 - $25).

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of December 31, 2016, the Company had cash and cash equivalents of $19 (2015 - $124), other receivables, and prepaid expenses of $8 (2015 – $14) and loan receivable of $25 (2015 - $25) to settle current liabilities in the amount of $274 (2015 – $125).

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of two types of risk: interest rate risk, and foreign currency risk.

(i)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)	Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. Most of the Company’s monetary assets are held in Canadian dollars and most of the Company’s expenditures are made in Canadian Dollars. However, the Company also has expenditures in NIS and US dollars. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% of the NIS or the Canadian Dollar relative to the U.S dollar would not have a significant effect on the Company.

Environmental Risk

Environmental regulations affect the cost of exploration and development, as well as future development operations; however, management does not believe that any provision against environmental regulations is currently required.

For a complete discussion on risk factors, please refer to the Company’s Form 20-F dated April 25, 2017, filed on www.sedar.com.

Other Information

Additional information about the Company, the Company’s quarterly and annual consolidated financial statements, annual information form, technical reports and other disclosure documents, is accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.